						Exhibit 12.1
STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS

	Nine months ended	Year ended	Year ended	Year ended	Year ended	Year ended
	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2012	2011	2010	2009	2008
	(unaudited)
Earnings:
Pretax income from continuing operations	$49,507,580	$79,045,303	$49,752,614	$25,167,380	$6,336,588	$(3,314,694)
Fixed charges	34,082,367	42,809,788	30,450,471	36,486,361	45,450,398	79,640,808
Total earnings before fixed charges and preferred shares	$83,589,947	$121,855,091	$80,203,085	$61,653,741	$51,786,986	$76,326,114

Fixed Charges:
Interest (expensed and capitalized)	$30,460,486	$38,027,275	$27,043,926	$31,876,054	$41,369,137	$76,490,096
Amortized premiums, discounts and capitalized expenses related to indebtedness	3,600,647	4,765,109	3,387,123	4,590,397	4,058,255	3,128,657
Estimate of interest within rental expenses	21,235	17,404	19,422	19,910	23,006	22,055
Total fixed charges	$3,621,882	$42,809,788	$30,450,471	$36,486,361	$45,450,398	$79,640,808

Preferred stock dividend	$5,107,422	$1,243,971	$—	$—	$—	$—

Ratio of earnings to combined fixed charges (1)	23.08	2.85	2.63	1.69	1.14	0.96
Ratio of earnings to combined fixed charges and preferred stock dividends (1)	9.58	2.77	2.63	1.69	1.14	0.96

(1) The Company did not have any shares of preferred stock outstanding until June 2012 and paid its first preferred stock dividend in July 2012.